AMENDMENT
TO AGREEMENT AND PLAN OF MERGER

        This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and effective as of February 18, 2005 (the “Effective Date”), by and among MSO Medical, Inc., a Delaware corporation (the “Company”); National Superstars, Inc., a Nevada corporation (“National Superstars”), MSO Holdings, Inc., a Delaware corporation (the “Holdings”); and NSPS Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and amends that certain Agreement and Plan of Merger dated January 4, 2005 by and among the Company, National Superstars, Holdings and Merger Sub (the “Merger Agreement”). Terms used in this Amendment but not defined herein shall have the respective meanings set forth in the Merger Agreement.

Recitals:

        WHEREAS, pursuant to Section 7.1(b) of the Merger Agreement either party has the right to terminate the Merger Agreement if the Closing has not occurred on or before February 28, 2005;

        WHEREAS, the parties now desire to change such date from February 28, 2005 to May 31, 2005 and to make the following additional amendments: (i) provide that the Cash Deposit contemplated by Section 5.1 shall be due and payable on February 28, 2005 whether or not the Closing has taken place as of that date, and (ii) provide that the Cash Payment contemplated by Section 2.5 shall become due and payable at the Closing; provided, however, that if the Closing takes place on or prior to April 30, 2005 the amount of the Cash Deposit will be held in escrow pursuant to the terms of Section 2.5(b) until May 31, 2005;

        WHEREAS, the Merger Agreement may be amended pursuant to Section 8.3 of Merger Agreement by a writing signed by each of the parties thereto.

        NOW, THEREFORE, the parties hereby agree to amend the Merger Agreement as follows:

        1.    Amendment to Section 2.5(a). The second sentence of Section 2.5(a) is hereby deleted and replaced with the following two sentences:

“If the Closing takes place on or prior to April 30, 2005, the Company shall deposit into an account maintained by the Disbursing Agent an amount equal to $280,000, such amount to be distributed to the Parent Shareholders pro rata as the Cash Payment as set forth in this Section 2.5, subject to subsection (b) below. If the Closing takes place after April 30, 2005, the Company shall deposit into an account maintained by the Disbursing Agent an amount equal to $280,000, such amount to be distributed to the Parent Shareholders pro rata as the Cash Payment as set forth in this Section 2.5 and shall instruct the Disbursing Agent to promptly mail to each Company Shareholder a check in the amount of such Company Shareholder’s pro rata amount of the Cash Payment to the last known address of such Parent Shareholder set forth in Parent’s records or the records of Parent’s transfer agent.”

        2.    Amendment to Section 2.5(b). The second sentence of Section 2.5(a) is hereby deleted and replaced with the following sentence:

“Therefore, Parent and Merger Sub further acknowledge and agree that if the Closing takes place on or before April 30, 2005, the entire amount of the Cash Payment shall be held in escrow by the Disbursing Agent until May 31, 2005 and that if any Claim is made against Parent on or before May 31, 2005 by any third party and such Claim arises from or is otherwise related to any matter or act that took place prior to the Closing Date (each, a “Parent Claim, “collectively, the “Parent Claims”), then Parent shall notify the Principal Parent Shareholder of such Parent Claims and shall be entitled to instruct the Disbursing Agent to withhold (and ultimately to apply to the defense and resolution of such Claim(s) as directed by the Parent) an amount of the Cash Payment equal to the amount necessary to satisfy or otherwise offset such Parent Claims, including, without limitation an allocation for reasonable legal and/or other professional fees and expenses expected to be incurred in defending or resolving such Parent Claims (the “Professional Fees”), all as determined in good faith by the Board of Directors of the Parent.”

        3.    Amendment to Section 5.1. The second sentence of Section 5.1 is hereby deleted and replaced with the following sentence:

“On February 28, 2005, the Disbursing Agent shall pay the entire Cash Deposit directly to Pride, Inc. as reimbursement for certain expenses incurred in connection with the operation of Parent whether or not the Closing shall have occurred as of that date.”

        4.    Amendment to Section 7.1(b). Section 7.1(b) is hereby deleted and replaced in its entirety with the following:

“(b) by either the Company or Parent, by written notice to the other if, for any reason, the Closing has not occurred prior to the close of business on or before May 31, 2005; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the Company or Parent, as applicable, if the party seeking to terminate the Agreement is responsible for the delay;"

        5.    Full Force and Effect. The Merger Agreement, except as amended by this Amendment, shall remain in full force and effect in accordance with the provisions thereof.

        6.    Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and together shall constitute one document. This Amendment may be executed and transmitted via facsimile with the same validity as if it were an ink-signed document.

[Remainder of Page Intentionally left Blank]

        IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

MSO Medical, Inc.
By: /s/ Albert Henry
Name: Albert Henry
Title: Chief Executive Officer
National Superstars, Inc.
By: /s/ Peter Porath
Name: Peter Porath
Title: President
MSO Holdings, Inc.
By: /s/ Peter Porath
Name: Peter Porath
Title: President
NSPS Merger Sub, Inc.
By: /s/ Peter Porath
Name: Peter Porath
Title: President

[Signature Page to Amendment to Agreement and Plan of Merger]